SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Correction of publication of September 27, 2010 according to § 26 paragraph. 1 WpHG  with the objective of Europe-wide distribution

On July 19, 2013, Jupiter Asset Management Limited, London, Great Britain, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on September 23, 2010 and on that day amounted to 3.01% (this corresponds to 3046300 Voting Rights).
According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG 3,01% of the Voting Rights (this corresponds to 3046300 Voting Rights) is to be attributed to the company.
According to Article 22, Section 1, Sentence 1, No. 6, in connection with sentence 2 of the WpHG, 1.91% of the Voting Rights (this corresponds to 1932266 Voting Rights) is to be attributed to the company.

Furthermore, on July 19, 2013, Jupiter Investment Management Group Limited, London, Great Britain, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on September 23, 2010 and on that day amounted to 3.01% (this corresponds to 3046300 Voting Rights).
According to Article 22, Section 1, Sentence 1, No. 6, in connection with sentence 2 of the WpHG 3,01% of the Voting Rights (this corresponds to 3046300 Voting Rights) is to be attributed to the company.

Furthermore, on July 19, 2013, Knightsbridge Asset Management Limited (formerly Comasman Limited), London, Great Britain, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on September 23, 2010 and on that day amounted to 3.01% (this corresponds to 3046300 Voting Rights).
According to Article 22, Section 1, Sentence 1, No. 6, in connection with sentence 2 of the WpHG, 3,01% of the Voting Rights (this corresponds to 3046300 Voting Rights) is to be attributed to the company.

Furthermore, on July 19, 2013, Jupiter Asset Management Group Limited, London, Great Britain, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on September 23, 2010 and on that day amounted to 3.01% (this corresponds to 3046300 Voting Rights).
According to Article 22, Section 1, Sentence 1, No. 6, in connection with sentence 2 of the WpHG, 3,01% of the Voting Rights (this corresponds to 3046300 Voting Rights) is to be attributed to the company.

Furthermore, on July 19, 2013, Jupiter Fund Management Group Limited, London, Great Britain, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on September 23, 2010 and on that day amounted to 3.01% (this corresponds to 3046300 Voting Rights).
According to Article 22, Section 1, Sentence 1, No. 6, in connection with sentence 2 of the WpHG, 3,01% of the Voting Rights (this corresponds to 3046300 Voting Rights) is to be attributed to the company.

Furthermore, on July 19, 2013, Jupiter Fund Management PLC, London, Great Britain, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on September 23, 2010 and on that day amounted to 3.01% (this corresponds to 3046300 Voting Rights).
According to Article 22, Section 1, Sentence 1, No. 6, in connection with sentence 2 of the WpHG, 3,01% of the Voting Rights (this corresponds to 3046300 Voting Rights) is to be attributed to the company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	July 24, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO